FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 16, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, May 16, 2012—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board1 has finalized the details of the issuance of Stock Acquisition Rights (“SARs”) as outlined below.

1.	SARs to be Issued

1.1	SARs No. 44 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.2	SARs No. 45 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.3	SARs No. 46 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.4	SARs No. 47 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.5	SARs No. 48 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.6	SARs No. 49 (for employees of the Company and directors, executive officers and employees of subsidiaries of the Company)

1.7	SARs No. 50 (for employees of the Company and directors, executive officers and employees of subsidiaries of the Company)

SARs No. 44, No. 45, No. 46, No. 47, No. 48, No. 49 and No. 50 will be issued in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.

2.	Reasons for Issuance of SARs

The Exercise Price of SARs will be one (1) yen per share and will be granted to directors, executive officers and employees of the Company and its subsidiaries in lieu of a portion of cash compensation.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to five years from the issuance resolution date (today).

The Financial Stability Board, a forum of global financial regulators, has issued the “Principles for Sound Compensation Practices” which recommends a deferral period of three or more years with no faster than a pro rata vesting for such deferred compensation. In line with this guidance, the Company implemented a deferral period of approximately three years last year. On top of this, the Company implements a deferral period of approximately five years which is applied to particular grantees based on their responsibilities so as to reinforce the linkage between the deferred compensation and the firm’s long-term performance.

By restricting the exercise of the rights after they are granted, the SARs are expected to have the following benefits.

1.	Retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of directors, executive officers and employees with those of shareholders by reflecting changes of share value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executive officers and employees working in different business divisions and regions.

[1]

The Executive Management Board consists of the Group CEO (Representative Executive Officer), the Group COO (Representative Executive Officer), Division CEOs, and any other executive officers nominated by the Group CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.

3.	Number of SARs and Grantees

SARs to be Granted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 44	7	1,158	115,800
SARs No. 45	7	1,154	115,400
SARs No. 46	7	1,150	115,000
SARs No. 47	5	335	33,500
SARs No. 48	5	334	33,400

SARs to be Granted to Employees, etc.

	Employees of the Company			Directors, Executive Officers and Employees of the Company’s Subsidiaries
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 44	35	5,499	549,900	1,113	139,431	13,943,100
SARs No. 45	35	5,490	549,000	1,113	139,123	13,912,300
SARs No. 46	35	5,482	548,200	1,113	138,803	13,880,300
SARs No. 47	26	1,441	144,100	499	55,072	5,507,200
SARs No. 48	26	1,437	143,700	499	54,975	5,497,500
SARs No. 49	9	4,032	403,200	52	17,862	1,786,200
SARs No. 50	9	4,030	403,000	52	17,848	1,784,800

The above figures are projected numbers. Should the number decrease due to grantees not applying or other reasons, the revised number of SARs will be issued.

Summary of SARs

		SARs No. 44	SARs No. 45	SARs No. 46	SARs No. 47
1.	Grantees	Total of 1,155 directors, executive officers and employees of the Company and its subsidiaries	Total of 1,155 directors, executive officers and employees of the Company and its subsidiaries	Total of 1,155 directors, executive officers and employees of the Company and its subsidiaries	Total of 530 directors, executive officers and employees of the Company and its subsidiaries

2.	Total Number of SARs	146,088	145,767	145,435	56,848

3.	Period for the Exercise of SARs	April 20, 2013 to April 19, 2018	April 20, 2014 to April 19, 2019	April 20, 2015 to April 19, 2020	April 20, 2016 to April 19, 2021

		SARs No. 48	SARs No. 49	SARs No. 50
1.	Grantees	Total of 530 directors, executive officers and employees of the Company and its subsidiaries	Total of 61 employees of the Company and directors, executive officers and employees of subsidiaries of the Company	Total of 61 employees of the Company and directors, executive officers and employees of subsidiaries of the Company

2.	Total Number of SARs	56,746	21,894	21,878

3.	Period for the Exercise of SARs	April 20, 2017 to April 19, 2022	October 20, 2015 to April 19, 2021	October 20, 2016 to April 19, 2022

4.	Value of Assets to be Rendered upon the Exercise of SARs, or the Method for Calculating Such Value	One (1) yen per share.

5.	Type and Number of Shares Under a SAR	The number of shares under a SAR shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a SAR will be adjusted according to a method separately prescribed by the Company.

6.	Paid-in Amount for SARs, or the Method for Calculating Such Value	No payment shall be required for SARs.

7.	Conditions for the Exercise of SARs

1.      No SAR may be exercised partially.

2.      The Grantee must maintain a position as an executive or employee of the Company or its subsidiary during the vesting period between the granting of the SARs and the commencement of the Exercise Period. Except for the event of certain circumstances prescribed separately such as mandatory retirement, SARs are extinguished if the Grantee loses a position as executive or employee of the Company or its subsidiary.

8.	Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of SARs

1.      Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

2.      Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9.	Events for the Acquisition of SARs by the Company	In the event that all shares of the Company’s common stock are transferred to a party other than the Company or the meeting of the Company’s shareholders approves a merger agreement or a share exchange agreement where the Company is a party, the Company may acquire SARs on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10.	Restriction of Acquisition of SARs by Assignment	Any assignment of SARs shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11.	Treatment of SARs under Organizational Restructuring	The same shall apply as described in 9.

12.	Grant Date of SARs	June 5, 2012

13.	Certificate of SARs	The Company shall not issue any SAR certificate.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.